EXHIBIT 12.1

MIDAMERICAN ENERGY COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In Millions)

(Unaudited)

	Three Months Ended	Twelve Months Ended December 31,
	March 31, 2018	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Net income from continuing operations	$106	$605	$542	$446	$401	$336

Add (deduct):
Income tax (benefit) expense	(62)	(183)	(132)	(147)	(116)	(116)
Total fixed charges	60	221	202	189	178	162

	(2)	38	70	42	62	46

Total earnings available for fixed charges	$104	$643	$612	$488	$463	$382

Fixed charges:
Interest expense	$58	$214	$196	$183	$174	$151
Estimated interest portion of rental expense	2	7	6	6	4	11

Total fixed charges	$60	$221	$202	$189	$178	$162

Ratio of earnings to fixed charges	1.7	2.9	3.0	2.6	2.6	2.4